Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

January 30, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated December 11, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change Report,

➢

Oromin Explorations Ltd. – News Release dated December 15, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: January 30, 2009

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

December 11, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEW HIGH GRADE GOLD DISCOVERY AT SABODALA

HIGHLIGHTS

➢

EXCELLENT INITIAL DRILL RESULTS AT KEREKOUNDA WILL QUICKLY ADVANCE THIS TARGET TO DEPOSIT STATUS

➢

KEREKOUNDA DRILL RESULTS INCLUDE:

o

52.61 g/t gold over 9 metres in DH-360

o

48.68 g/t gold over 4 metres in DH-367

o

25.34 g/t gold over 7 metres in RC-463

o

11.26 g/t gold over 9 metres in RC-480

o

7.15 g/t gold over 10 metres in RC-458

➢

KEREKOUNDA RESULTS WILL NOW BE INCLUDED IN THE RESOURCE UPDATE ALONG WITH MASATO, GOLOUMA WEST AND GOLOUMA SOUTH GOLD DEPOSITS

Oromin Explorations Ltd., on behalf of the Oromin Joint Venture Group (“Oromin”), is pleased to announce initial drilling results from a new high-grade gold discovery at their Sabodala Property in eastern Senegal.  Results received to-date from both reverse circulation and diamond core drilling at Kerekounda has delineated a continuous shear-hosted vein system, over a minimum strike extent of 160 metres and to a minimum down-dip extent of approximately 200 metres.

The following table outlines the significant drilling results presently available from Kerekounda:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-360	54670N/5480E	060/-45	41-50 incl.41-44 44-45 45-50	9 3 1 5	52.61 15.68 407.0 3.89
DH-361	54670N/5480E	060/-65	49-50 58-60	1 2	10.46 3.25
DH-362	54645N/5436E	060/-65	106-112 incl.110-111	6 1	13.18 67.42
DH-363	54655N/5373E	060/-60	171-174	3	2.32
DH-367	54636N/5500E	060/-70	61-65	4	48.68

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-454	54602N/5464E	060/-55	97-103 108-113 Incl.109-112	6 5 3	2.36 2.86 4.40
RC-455	54571N/5481E	060/-55	96-98	2	6.83
RC-456	54570N/5479E	060/-70	68-73 Incl.68-69 102-104	5 1 2	1.57 4.36 1.83
RC-458	54677N/5409E	060/-60	112-122 Incl.112-116	10 4	7.15 16.65
RC-459	54610N/5392E	060/-60	155-161 Incl.160-161 176-180 Incl.176-177	6 1 4 1	2.49 9.77 1.41 3.29
RC-460	54545N/5444E	060/-65	160-164	4	9.51
RC-461	54571N/5420E	060/-65	38-41 124-125 173-178 Incl.173-175	3 1 5 2	1.53 17.08 5.19 8.66
RC-463	54701N/5457E	060/-70	66-73 Incl.66-67 67-68 68-73	7 1 1 5	25.34 5.14 139.5 6.55
RC-480	54649N/5360E	060/-70	190-199 Incl.190-193 193-194 194-199 203-214 Incl.203-207	9 3 1 5 11 4	11.26 8.70 44.17 6.21 4.50 10.71

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin management is encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity of the mineralized intersections and the high-grade nature of the results received to-date, Oromin considers this as an early-stage underground mining opportunity that will enhance and compliment the previously announced preliminary resources at their Masato, Golouma West and Golouma South gold deposits.  The Kerekounda discovery is located 1.5 kilometres north of the Golouma South deposit.

The initial NI 43-101 compliant inferred resource of 25.2 million tonnes grading 1.73 g/t gold for 1.4 million ounces of gold was calculated on Oromin’s three most advanced gold deposits at Masato, Golouma West and Golouma South utilizing drill results available to May 2008, (see July 24, 2008 news release and 3-D models at www.oromin.com).  Since that time, Oromin has had four to six drill rigs drilling continuously until last week’s temporary exploration hiatus for the year-end holiday season.  Drilling since May 2008 has included approximately 400 additional in-fill and step-out drill holes at the three known deposits as well as follow-up and initial drill testing at several other priority mineralized target zones, including Niakafiri Southeast and Kerekounda.  Additional results from this drilling are scheduled for release next week.

Oromin has determined that all results for the 2008 drilling program will be included in the next Sabodala resource update.  As such, initial results from Kerekounda will now be included in the resource update, tentatively scheduled for completion in late January 2009.  Furthermore, this resource update will also include additional results from late 2008 drilling at the Masato, Golouma West and Golouma South gold deposits, as well as detailed 40-metre grid drilling results from Oromin’s Niakafiri Southeast target area.  This target returned previous results of 2.29 g/t gold over 8 metres and 2.76 g/t gold over 6 metres in Oromin drill holes SAB-05 and SAB-06, respectively.  Other mineralized zones recently drilled which may also provide some additional resources include Maki Medina, Korolo and Cloverleaf.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under QA/QC procedures which meet or exceed industry standards.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “projects” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 11, 2008

Item 3.

Press Release

December 11, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11th day of December, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

December 11, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEW HIGH GRADE GOLD DISCOVERY AT SABODALA

HIGHLIGHTS

➢

EXCELLENT INITIAL DRILL RESULTS AT KEREKOUNDA WILL QUICKLY ADVANCE THIS TARGET TO DEPOSIT STATUS

➢

KEREKOUNDA DRILL RESULTS INCLUDE:

o

52.61 g/t gold over 9 metres in DH-360

o

48.68 g/t gold over 4 metres in DH-367

o

25.34 g/t gold over 7 metres in RC-463

o

11.26 g/t gold over 9 metres in RC-480

o

7.15 g/t gold over 10 metres in RC-458

➢

KEREKOUNDA RESULTS WILL NOW BE INCLUDED IN THE RESOURCE UPDATE ALONG WITH MASATO, GOLOUMA WEST AND GOLOUMA SOUTH GOLD DEPOSITS

Oromin Explorations Ltd., on behalf of the Oromin Joint Venture Group (“Oromin”), is pleased to announce initial drilling results from a new high-grade gold discovery at their Sabodala Property in eastern Senegal.  Results received to-date from both reverse circulation and diamond core drilling at Kerekounda has delineated a continuous shear-hosted vein system, over a minimum strike extent of 160 metres and to a minimum down-dip extent of approximately 200 metres.

The following table outlines the significant drilling results presently available from Kerekounda:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-360	54670N/5480E	060/-45	41-50 incl.41-44 44-45 45-50	9 3 1 5	52.61 15.68 407.0 3.89
DH-361	54670N/5480E	060/-65	49-50 58-60	1 2	10.46 3.25
DH-362	54645N/5436E	060/-65	106-112 incl.110-111	6 1	13.18 67.42
DH-363	54655N/5373E	060/-60	171-174	3	2.32
DH-367	54636N/5500E	060/-70	61-65	4	48.68

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-454	54602N/5464E	060/-55	97-103 108-113 Incl.109-112	6 5 3	2.36 2.86 4.40
RC-455	54571N/5481E	060/-55	96-98	2	6.83
RC-456	54570N/5479E	060/-70	68-73 Incl.68-69 102-104	5 1 2	1.57 4.36 1.83
RC-458	54677N/5409E	060/-60	112-122 Incl.112-116	10 4	7.15 16.65
RC-459	54610N/5392E	060/-60	155-161 Incl.160-161 176-180 Incl.176-177	6 1 4 1	2.49 9.77 1.41 3.29
RC-460	54545N/5444E	060/-65	160-164	4	9.51
RC-461	54571N/5420E	060/-65	38-41 124-125 173-178 Incl.173-175	3 1 5 2	1.53 17.08 5.19 8.66
RC-463	54701N/5457E	060/-70	66-73 Incl.66-67 67-68 68-73	7 1 1 5	25.34 5.14 139.5 6.55
RC-480	54649N/5360E	060/-70	190-199 Incl.190-193 193-194 194-199 203-214 Incl.203-207	9 3 1 5 11 4	11.26 8.70 44.17 6.21 4.50 10.71

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin management is encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity of the mineralized intersections and the high-grade nature of the results received to-date, Oromin considers this as an early-stage underground mining opportunity that will enhance and compliment the previously announced preliminary resources at their Masato, Golouma West and Golouma South gold deposits.  The Kerekounda discovery is located 1.5 kilometres north of the Golouma South deposit.

The initial NI 43-101 compliant inferred resource of 25.2 million tonnes grading 1.73 g/t gold for 1.4 million ounces of gold was calculated on Oromin’s three most advanced gold deposits at Masato, Golouma West and Golouma South utilizing drill results available to May 2008, (see July 24, 2008 news release and 3-D models at www.oromin.com).  Since that time, Oromin has had four to six drill rigs drilling continuously until last week’s temporary exploration hiatus for the year-end holiday season.  Drilling since May 2008 has included approximately 400 additional in-fill and step-out drill holes at the three known deposits as well as follow-up and initial drill testing at several other priority mineralized target zones, including Niakafiri Southeast and Kerekounda.  Additional results from this drilling are scheduled for release next week.

Oromin has determined that all results for the 2008 drilling program will be included in the next Sabodala resource update.  As such, initial results from Kerekounda will now be included in the resource update, tentatively scheduled for completion in late January 2009.  Furthermore, this resource update will also include additional results from late 2008 drilling at the Masato, Golouma West and Golouma South gold deposits, as well as detailed 40-metre grid drilling results from Oromin’s Niakafiri Southeast target area.  This target returned previous results of 2.29 g/t gold over 8 metres and 2.76 g/t gold over 6 metres in Oromin drill holes SAB-05 and SAB-06, respectively.  Other mineralized zones recently drilled which may also provide some additional resources include Maki Medina, Korolo and Cloverleaf.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under QA/QC procedures which meet or exceed industry standards.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “projects” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

December 15, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN TO COMMENCE TRADING ON
TORONTO STOCK EXCHANGE

Oromin Explorations Ltd. (“Oromin” or the “Company”) is pleased to announce that its common shares will commence trading on the Toronto Stock Exchange (TSX) at market open on Tuesday, December 16, 2008.  The Company’s stock symbol will remain “OLE”.

Oromin is a well-funded and aggressive exploration company, led by management with an excellent track record of discovering, advancing and developing gold projects.

Chet Idziszek, President and CEO, stated, “Attaining this listing for Oromin on Canada’s senior stock exchange marks another important milestone we’ve achieved in 2008. This will provide a higher profile, which we believe is warranted based on the extreme success we have at our Sabodala Gold Project in Senegal, West Africa. Since filing our initial resource estimate in July, aggressive drilling on several targets comprising the three gold deposits included in the resource estimate (1.4 million ounces) and the discovery of a new high grade gold deposit at Kerekounda, has continued to provide important and gratifying gold results. The Company expects updates to the initial resource estimate in the first and second quarters of 2009 with the results of the Pre-Feasibility Study by the end of the third quarter.

“In addition, we are making steady progress towards drilling at least two test wells at the Santa Rosa oil and gas project in Mendoza, Argentina. This wildcat test is scheduled for the first or second quarter of 2009.”

 “Oromin and its project partners are poised for a very active and exciting series of programs throughout 2009. Again, I emphasize the higher profile for the Company that its listing on the TSX will bring, and invite the investment community to become familiar with and follow our story.”

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idziszek

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 16, 2008

Item 3.

Press Release

December 15, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer to commence trading on Toronto Stock Exchange.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of December, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

December 15, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN TO COMMENCE TRADING ON
TORONTO STOCK EXCHANGE

Oromin Explorations Ltd. (“Oromin” or the “Company”) is pleased to announce that its common shares will commence trading on the Toronto Stock Exchange (TSX) at market open on Tuesday, December 16, 2008.  The Company’s stock symbol will remain “OLE”.

Oromin is a well-funded and aggressive exploration company, led by management with an excellent track record of discovering, advancing and developing gold projects.

Chet Idziszek, President and CEO, stated, “Attaining this listing for Oromin on Canada’s senior stock exchange marks another important milestone we’ve achieved in 2008. This will provide a higher profile, which we believe is warranted based on the extreme success we have at our Sabodala Gold Project in Senegal, West Africa. Since filing our initial resource estimate in July, aggressive drilling on several targets comprising the three gold deposits included in the resource estimate (1.4 million ounces) and the discovery of a new high grade gold deposit at Kerekounda, has continued to provide important and gratifying gold results. The Company expects updates to the initial resource estimate in the first and second quarters of 2009 with the results of the Pre-Feasibility Study by the end of the third quarter.

“In addition, we are making steady progress towards drilling at least two test wells at the Santa Rosa oil and gas project in Mendoza, Argentina. This wildcat test is scheduled for the first or second quarter of 2009.”

 “Oromin and its project partners are poised for a very active and exciting series of programs throughout 2009. Again, I emphasize the higher profile for the Company that its listing on the TSX will bring, and invite the investment community to become familiar with and follow our story.”

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idziszek

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks.